Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tower Bancorp, Inc.

Commission File No.: 001-34277

The following is an internal announcement and Q&A that was posted on the intranet of Susquehanna Bancshares, Inc. on June 20, 2011.

Susquehanna to Expand Market Share with Acquisition of Tower Bancorp, Inc.

Susquehanna and Tower Bancorp, Inc., parent of Graystone Tower Bank, have entered into a definitive agreement under which Susquehanna will acquire Tower in a stock and cash transaction. Check out this article for a full copy of the acquisition news release and initial Q&As.

[Additional information and initial Q&As are included at the end of this news release]

Susquehanna Bancshares to Expand Pennsylvania

Presence with Acquisition of Tower Bancorp

Combined bank will be the largest community bank in Pennsylvania and will serve strong demographic regions in Pennsylvania and Maryland

FOR IMMEDIATE RELEASE: LITITZ, PA, and HARRISBURG, PA, June 20, 2011: Susquehanna Bancshares, Inc. (Susquehanna) (NASDAQ: SUSQ) and Tower Bancorp, Inc. (Tower) (NASDAQ: TOBC) announced the signing of a definitive agreement under which Susquehanna will acquire all outstanding shares of Tower common stock in a stock and cash transaction.

The transaction, unanimously approved by the boards of directors of both companies, will enhance Susquehanna’s already strong presence in central and southeastern Pennsylvania, and will significantly increase its market share in the attractive Pennsylvania counties of Chester, Dauphin and Franklin. Additionally, the merger will give Susquehanna branch presence in the Pennsylvania counties of Lebanon, Fulton and Centre (State College, Pa.).

Including Susquehanna’s pending acquisition of Abington Bancorp, the combined company will have approximately $17.8 billion in assets and will be the largest bank in deposit market share and branch count among independent banks that have more than 90% of their deposits in Pennsylvania, Maryland and New Jersey. Susquehanna will be the largest community bank in Pennsylvania after the mergers of Tower and Abington are closed. The combined company will also secure Susquehanna a top three market-share position in 14 of the counties it serves.

William J. Reuter, Susquehanna’s Chairman and Chief Executive Officer, said, “This combination has tremendous benefits for shareholders, customers and communities. By increasing our market share in several of the counties we currently serve and by entering new markets, we will give customers of both institutions the added convenience of an expanded network of branches and ATMs. We’ll also be able to offer customers access to a broad array of full-service banking products, considerable small business lending opportunities, enhanced technology, and comprehensive wealth management services.”

Reuter added, “Susquehanna and Tower share similar values and a common commitment to local decision making, exceptional personal service and community support. We look forward to working with Tower’s experienced management group and its talented team of employees to better serve customers and the local communities in our combined markets.”

Andrew Samuel, Chairman and Chief Executive Officer of Tower, said, “We are tremendously pleased to be joining the Susquehanna family, a Pennsylvania-based company. This merger plays to the strengths of both institutions; the combined organization will be rooted in the ideals of community banking, committed to exceptional customer service and devoted to a strong corporate culture with a clear vision. It will provide strength, size and stability for employees, customers, shareholders and our communities.”

The transaction, with an approximate total value of $343 million, is expected to be completed in the first quarter of 2012. Under the terms of the agreement, Tower shareholders will have the option of receiving either 3.4696 shares of Susquehanna common stock or $28.00 in cash for each share of Tower common stock, with $88 million of the aggregate consideration being paid in cash. Based on closing prices of Susquehanna’s and Tower’s common stock on June 17, 2011, this represents a premium of 41.0% over Tower’s closing price on such date. Upon completion of the transaction, Samuel will become President and Chief Revenue Officer of Susquehanna. Additionally, Samuel and two other current Tower directors will be appointed to the Susquehanna Board. Jeffrey Renninger, Tower President and Chief Operating Officer, and Janak Amin, Graystone Tower Bank CEO, will each assume senior management positions at Susquehanna Bank.

Susquehanna expects the transaction to be immediately accretive to EPS and 10% accretive to 2013 EPS; the internal rate of return of this transaction is expected to be approximately 25%. Key assumptions include annual cost savings of approximately $30 million, residual credit losses of $35 million, and a one-time, pre-tax cost of approximately $63 million.

Certain company information regarding Tower and Susquehanna is set forth below.

Co. Data (as of 3/31/11):	Tower	Susquehanna with Abington	Combined
Assets	$2.6 billion	$15.2 billion	$17.8 billion
Deposits	$2.2 billion	$10.1 billion	$12.3 billion
Loans	$2.1 billion	$10.3 billion	$12.4 billion
Total Equity	$255 million	$2.3 billion	$2.6 billion

Susquehanna was advised in this transaction by J.P. Morgan Securities LLC, as financial advisor and Morgan, Lewis & Bockius LLP as legal counsel. Tower was advised by Keefe, Bruyette & Woods as financial advisor and Rhoads & Sinon LLP as legal counsel.

Conference Call: Tuesday, June 21, 9:00 a.m. EST

Susquehanna’s executive leadership will conduct a webcast to discuss the acquisition on Tuesday, June 21, 2011, at 9:00 a.m. Eastern Standard Time. The conference call may include forward-looking information and financial goals. Investors and interested parties will have the opportunity to listen to the conference call through a live broadcast on Susquehanna’s Web site. The event may be accessed by selecting “Investor Relations” near the top right of the home page, then “Overview,” and clicking on the webcast link. To listen to the live call, please go to the Web site at least 15 minutes prior to the scheduled start time to download and install any necessary audio software. For those who are unable to listen to the live broadcast, an archived replay and podcast will be available on the Web site shortly after the call concludes.

About Susquehanna Bancshares, Inc.

Susquehanna is a financial services holding company with assets of approximately $14 billion. Headquartered in Lititz, Pa., the company provides banking and financial services at more than 220 branch locations in the mid-Atlantic region. Through Susquehanna Wealth Management, the company offers investment, fiduciary, brokerage, insurance, retirement planning, and private banking services, with approximately $6 billion in assets under management and administration. Susquehanna also operates an insurance brokerage and employee benefits company, a commercial finance company and a vehicle leasing company. Investor information may be requested on Susquehanna’s Web site at www.susquehanna.net.

About Tower Bancorp, Inc.

Tower Bancorp, Inc. is the parent company of Graystone Tower Bank, a full-service community bank operating 49 branch offices in central and southeastern Pennsylvania and Maryland through three divisions, Graystone Bank, Tower Bank, and 1N Bank. The company has total assets of approximately $2.6 billion. More information about Tower Bancorp and its divisions can be found on the internet at www.yourtowerbank.com, www.graystonebank.com and www.towerbancorp.com.

This press release contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995, which are based on Susquehanna’s and Tower’s current expectations, estimates and projections about future events. This includes statements regarding the timing of the merger transaction, the business plans and integration efforts once the transaction is complete, Susquehanna’s ability to expand its services and realize growth and efficiencies through the acquisition of Tower, Susquehanna’s expectations regarding the internal rate of return on the acquisition, merger-related expenses and the impact of the transaction on Susquehanna’s earnings, market share and capital position. These statements are not historical facts or guarantees of future performance, events or results. Such statements involve potential risks and uncertainties, such as whether the merger will be approved by the shareholders of Susquehanna and Tower or by regulatory authorities, whether each of the other conditions to closing set forth in the merger agreement will be met, Susquehanna’s ability to integrate Tower as planned and the general effects of financial, economic, regulatory and political conditions affecting the banking and financial services industries. Accordingly, actual results may differ materially. Neither Susquehanna nor Tower undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For additional factors that may affect future results, please see filings made by Susquehanna and Tower with the Securities and Exchange Commission (“SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2010, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Susquehanna and Tower intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the shareholders of Susquehanna and Tower. Investors and security holders of Susquehanna and Tower are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Tower, Susquehanna and the merger.

In connection with the proposed merger, Susquehanna will file a registration statement on Form S-4 with the SEC. The registration statement will include the joint proxy statement for Susquehanna and Tower, which will also constitute a prospectus of Susquehanna. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Susquehanna or Tower with the SEC, may be obtained free of charge at the SEC’s Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tower by contacting Brent Smith, Tower Bancorp, Inc., telephone: 717-724-4666 or from Tower’s Web site at www.towerbancorp.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Susquehanna by contacting Abram G. Koser, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, telephone: 717-626-4721 or from Susquehanna’s web site at www.susquehanna.net.

Susquehanna, Tower and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from shareholders of Susquehanna and Tower in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Susquehanna and Tower in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the executive officers and directors of Susquehanna in its Annual Report on Form 10-K for the year ended December 31, 2010 and in its definitive proxy statement filed with the SEC on March 18, 2011. You can find information about Tower’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2010 and in its definitive proxy statement filed with the SEC on April 8, 2011.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

# # #

Susquehanna Bancshares, Inc./Tower Bancorp, Inc.

Acquisition Q&As

Note: Due to regulations governing the release of information by publicly traded companies, we can’t address all questions at this time. We will communicate additional information as we are able and as it becomes available.

Q: Who is Tower Bancorp, Inc. and why are we acquiring them?

A: Headquartered in Harrisburg, Pa., Tower Bancorp, Inc. is the parent company of Graystone Tower Bank, a full-service community bank operating 49 branch offices in central and southeastern Pennsylvania and Maryland through three divisions, Graystone Bank, Tower Bank, and 1N Bank. The company has total assets of approximately $2.6 billion and is traded under the NASDAQ symbol “TOBC”. All of Tower’s service areas feature attractive demographics and diverse commercial industries.

For Susquehanna, the addition of Tower will strengthen our presence in many of the Pennsylvania counties where we operate — including Lancaster, Dauphin, York, Cumberland, Berks, Franklin and Chester – as well as Washington County, MD. It will provide us with an initial presence in Centre (State College), Fulton and Lebanon counties in Pennsylvania.

In particular, this transaction will propel us into the ranks of the top 3 banks in deposit market share in the attractive Chester County market, which has the highest median household income among markets in Pennsylvania. We will also increase our market share in Franklin and Dauphin counties, moving to #1 and #2 respectively. This will give us a top 3 position in 14 of the counties that we serve. Tower also operates Graystone Wealth Management, headquarted in Chester County, with $560mm assets under management, which will complement our own Wealth Management companies: Valley Forge and Stratton.

Tower At-A-Glance

Headquarters: Harrisburg, PA

Assets: $2.6 billion

Deposits: $2.2 billion

Loans: $2.1 billion

Number of Employees: 550

Tower has been serving communities in our markets for over 100 years. The company has three strong bank divisions: 1N Bank – operating in Chester and Delaware counties (original charter dated back to 1863), the Tower Bank – operating in Franklin, Fulton and Washington counties (original charter dated back to 1864), and Graystone Bank – operating in Lancaster, York, Dauphin, Cumberland, Lebanon, Berks and Centre counties (de novo opened in 2005). With their recent acquisition of First Chester County Corporation (December 2010), they added a well-established Wealth Management division, branded as Graystone Wealth Management.

Tower Bank Market Map

Q: When will the acquisition take place?

A: Pending approvals, it is scheduled to take place in the first quarter of 2012.

Q: Will Tower branches become Susquehanna Bank branches?

A: Yes. Tower branches will be merged into Susquehanna’s existing bank network and marketed under the Susquehanna brand.

Q: Will there be any branch consolidation (from either organization) from this merger?

A: We do anticipate branch consolidation due to overlap occurring throughout the combined footprint. Exact locations and numbers have not been finalized; however we believe it could affect approximately 25 offices. We will communicate more details as decisions are made.

Q: Will this merger impact hiring for open positions?

A: Because this is an in-market merger, we will place a hold on filling open positions a few months prior to the merger. As always, we strive to lessen impacts by giving affected employees an opportunity to apply for open positions within Susquehanna. This also allows us to retain employees who have built relationships and knowledge about their local market.

Q: Will members of Tower Bancorp’s leadership team join Susquehanna’s executive team?

A: Yes. Andrew Samuel, Tower Chairman and CEO, will become President and Chief Revenue Officer of Susquehanna. Tower President and COO Jeffrey Renninger and Graystone Tower Bank CEO Janak Amin will each assume senior management positions at Susquehanna Bank. Samuel, along with two other current Tower directors, will be appointed to the Susquehanna Board.

Q: How will this merger affect our customers?

A: Our customers will have access to an expanded network of branches and ATMs, including a new opportunity to conduct banking business at offices in Lebanon, Centre and Fulton counties (Pennsylvania).

Q: How should we handle customer questions about the merger?

A: Please share some of the benefits of the merger, which include expanded access to branches and ATMs (particularly in new markets like Lebanon, Centre and Fulton counties). The merger is not scheduled to take place until the first quarter of 2012, and we don’t anticipate it will result in changes to products or services for existing Susquehanna Bank customers. We are committed to making the transition as simple as possible for Tower customers who will be joining our company, and we will provide advanced communications to them regarding products and services.

Q: Where can I find up-to-date information about the merger?

A: We understand that you may have additional questions about this merger. We will communicate additional information as it becomes available. Updates about the merger will be posted in a temporary site in the “Links for You” section on the homepage of WebOne and will be titled “Tower Bancorp Merger.” All communication regarding the merger will be posted and archived in this area. This site will be available shortly. Also, continue to check the WebOne news section for the latest merger news and information.

Q: If I have a question about the merger, who can I ask?

A: In addition to talking to your supervisor, you can also submit a question in the Tower Bancorp Merger site on WebOne. Questions received will be reviewed and answers will be posted when information is available.

If you receive any questions from the media, please refer them to:

Alison van Harskamp, Director of Corporate Communications, 717-625-6260

Steve Trapnell, Corporate Communications Manager, 717-625-6548

communications@susquehanna.net